Verso Paper Corp. Verso Paper Holdings LLC 6775 Lenox Center Court Suite 400 Memphis, TN 38115

T 901 369 4100 F 901 369 4197 W www.versopaper.com

March 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Verso Paper Corp. and Verso Paper Holdings LLC have made disclosure pursuant to such provisions in their joint annual report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 7, 2013.  This disclosure can be found on page 21 of the annual report and is incorporated by reference herein.

Very truly yours,

Verso Paper Corp.
Verso Paper Holdings LLC

By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary